UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on January 5, 2016: Euroseas Announces the Sale of M/V Despina P and M/V Aristides NP, Agreements for Debt Financing of Upcoming Kamsarmax Newbuilding Delivery, Refinancing of the Debt of Six Vessels, Updated Schedule for the Delivery of its Two Ultramax Newbuildings and Agreement to Delay the Delivery of its second Kamsarmax Newbuilding until January 2018.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission on March 31, 2014, as amended.

                                                                                                                                Exhibit 1

Euroseas Announces the Sale of M/V Despina P and M/V Aristides NP, Agreements for Debt Financing of Upcoming Kamsarmax Newbuilding Delivery, Refinancing of the Debt of Six Vessels, Updated Schedule for the Delivery of its Two Ultramax Newbuildings and Agreement to Delay the Delivery of its second Kamsarmax Newbuilding until January 2018

Maroussi, Athens, Greece – January 5, 2016 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes made today several announcements as follows:

Sale of two vessels, the M/V Despina P and the M/V Aristidis NP

The Company announced today the sale of M/V Despina P, a 1,932 TEU Container vessel, built in 1990, and of M/V Aristides NP, a 69,268 dwt drybulk carrier built in 1993, to unaffiliated third parties for recycling. M/V Despina P was delivered to its buyers on December 28, 2015. M/V Aristides NP is expected to be delivered to its buyers around January 15, 2016.

Agreement for Debt Financing of the Upcoming Kamsarmax Newbuilding Delivery

The Company also announced that it has signed a binding termsheet to finance 69% of the fair market value at delivery of the Company’s newbuilding, M/V Xenia, an 82,300 dwt drybulk vessel, expected to be delivered around February 25, 2016. Upon delivery, M/V Xenia will enter in a four year time charter at $14,100/day with an option for the charterer to extend it for a fifth year at $14,350/day. The Company which has already made payments for 30% of the contracted price of the vessel will finance the remaining payment from existing funds.

New Delivery Schedules for the Remaining Three Newbuilding Vessels

In addition, the Company announced new delivery schedules for its remaining three newbuildings. Delivery of its two Ultramax vessels is now expected to be in April and July 2016, respectively, a delay of five month each from the original schedule. Delivery of its second Kamsarmax vessel will be delayed by approximately fifteen months and it is now expected to be delivered between January and March 2018.

Refinancing of the Debt of Six Vessels

Furthermore, the Company announced that it has signed a binding termsheet to draw a loan with a three year tenor and balloon of about 65% of the loan amount to refinance existing debt on its vessels M/V Ninos, Kuo Hsiung, Cpt. Costas, Manolis P and Monica P which along with, the currently unencumbered, M/V Aggeliki P, will serve as collateral to the new loan.

Management Commentary

Aristides Pittas, Chairman and CEO of Euroseas commented:  “We are very pleased to have concluded agreements to finance our first Kamsarmax newbuilding and to refinance existing debt on six of our elder vessels. Both of these agreements along with the previously arranged debt financing for our two Ultramax newbuildings and proceeds from the sale of two of our elder vessels significantly increase our near term liquidity and will enable us to take delivery of all our three newbuildings scheduled to be delivered in 2016.

”With the drybulk market at 30-plus year lows and containership markets also very close to the lowest levels, we believe we have managed to position the Company to take advantage of any cyclical market recovery over the next couple of years.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the Nasdaq Capital Market under the ticker symbol ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containerships, 3 Handysize containerships and 2 Feeder containerships. Euroseas` 4 drybulk carriers have a total cargo capacity of 269,272 dwt and its 7 containerships have a cargo capacity of 11,828 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 560,272 dwt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Company Contact

Tasos Aslidis

Chief Financial Officer

Euroseas Ltd.

11 Canterbury Lane,

Watchung, NJ 07069

Tel. (908) 301-9091

E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 5, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer